UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                    July 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


'Update on Revised Offer' dated 30 July 2007


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: July 30, 2007                                By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: July 30, 2007                                By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary


This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of Barclays offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.


                                                                  30th July 2007

                                  Barclays PLC

             Barclays Revised Offer for ABN AMRO - Update on Offer

Barclays PLC ("Barclays") notes the announcement by the Supervisory and Management Boards of ABN AMRO Holding NV ("ABN AMRO") that the proposed merger with Barclays is consistent with ABN AMRO's strategic vision and could result in the creation of additional longer term value for ABN AMRO shareholders.

The Merger Protocol signed by Barclays and ABN AMRO on 23 April 2007 has been amended to reflect the terms of the Revised Offer, and to enable it to remain in force in light of the withdrawal of ABN AMRO's formal recommendation. Under the terms of the Revised Offer, ABN AMRO ordinary shareholders will be entitled to receive:

- 2.13 New Barclays Shares and EUR 13.15 in cash for every ABN AMRO ordinary share
- 0.5325 New Barclays ADSs and the dollar equivalent of EUR 13.15 in cash (1) for every ABN AMRO ADS

The cash element of the consideration is already committed at a fixed price.

The conditions to the launch of the Revised Offer, announced on 23 July 2007, include the requirement that the Boards of ABN AMRO recommend Barclays offer. Barclays has agreed to waive this pre-condition, but this will instead become a condition to the completion of the Revised Offer.

Barclays continues to make good progress with respect to the remaining pre-conditions, documentation and regulatory change of control approvals so that an announcement on the formal offer documentation being made available can be made on or before 6 August 2007. Barclays believes that its Revised Offer continues to provide the shareholders of ABN AMRO with superior long-term value.

John Varley, CEO of Barclays, said:

"We recognise that, at the current time, it is difficult for the Boards of ABN AMRO to make a clear recommendation to their shareholders. However, we are pleased to have their continuing support, and we are confident that our Revised Offer delivers the value, stakeholder benefits and certainty that will allow the Boards to support a recommendation in due course.

Combining Barclays and ABN AMRO would create a powerful force for customers and clients worldwide and a financial services organisation with a highly advantaged position in high growth markets and business sectors. The long-term growth created through this merger will be significant and will, we believe, prove attractive to the shareholders of the new organisation."

--------------------------

(1) The cash consideration paid for each ABN AMRO ADS will be U.S. dollars, based on the conversion of the Euro consideration into U.S. dollars at the average exchange rate for the five days preceding the date on which such cash consideration is paid

                                        Ends


This announcement is made in accordance with article 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).

Enquiries:

ANALYSTS AND INVESTORS

Mark Merson                               +44 20 7116 5752
James S Johnson                           +44 20 7116 2927

MEDIA

Stephen Whitehead                         +44 20 7116 6060
Alistair Smith                            +44 20 7116 6132

About Barclays
Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the USA, Africa and Asia. It is one of the largest financial services companies in the world by market capitalisation. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 123,000 people. Barclays moves, lends, invests and protects money for over 27 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

About ABN AMRO
Netherlands-based ABN AMRO is a leading international bank with total assets of EUR 1,054.60 bln (as at 31 March 2007). It has more than 4,500 branches in 53 countries, and has a staff of more than 107,000 full-time equivalents worldwide. ABN AMRO is listed on Euronext and the New York Stock Exchange. For further information about ABN AMRO, please visit our website www.abnamro.com.

Other Information

SEC Filings and this Filing: Important Information
This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of Barclays offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.

In connection with the proposed business combination transaction between ABN AMRO Holding N.V. ("ABN AMRO") and Barclays PLC ("Barclays"), Barclays has filed with the U.S. Securities and Exchange Commission ("SEC") a Registration Statement on Form F-4 ("Form F-4"), which includes a preliminary version of the Barclays offer document/prospectus. The Form F-4 has not yet become effective. Barclays expects that it will also file with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Recommendation Statement on Schedule 14D-9 and other relevant materials. Following the Form F-4 being declared effective by the SEC, Barclays intends to mail the final offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs wherever located.

Such final documents, however, are not currently available. INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of the Form F-4, the final offer document/prospectus and other filings without charge, at the SEC's website ( www.sec.gov) if and when such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, if and when they are filed with the SEC.

Forward Looking Statements
This  document  contains  certain  forward-looking  statements  with  respect to certain of ABN AMRO's and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO's and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group's future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO's website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC's website at www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.